

August 3, 2011

Via E-mail
Mr. Thomas Barr
Chief Executive Officer
Bio-AMD, Inc.
3rd Floor, 14 South Molton Street
London, UK W1K 5QP

> **Re: Bio-AMD, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 23, 2011**
> **File No. 000-52601**

Dear Mr. Barr:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Financial Statements for the Year Ended December 31, 2010

Consolidated Statements of Operations, page F-4

1.   We note that your calculation of the amount of net loss attributable to your common shareholders includes an adjustment for your subsidiary's preferred stock dividend attributable to the non-controlling interest. Please explain to us in detail why this adjustment for the subsidiary's preferred stock dividend <u>reduces</u> the amount of net loss attributable to your common shareholders instead of increasing the amount of net loss attributable to your common shareholders. Also tell us whether you have recorded a liability to reflect your obligation related to this 5% cumulative preferred dividend, and if

not, explain why not. Revise the financial statements within this Form 10-K and your subsequent Forms 10-Q as necessary.

2.   Please revise the footnotes to your financial statements to discuss the rights and obligations of your subsidiary's preferred stock. For example, you should clarify whether this preferred stock has voting rights, and you should clarify whether this preferred stock participates in the subsidiary's earnings beyond the 5% cumulative dividend. You should also clearly disclose when this preferred stock was issued to the non-controlling interests to clarify to your readers why there is no subsidiary preferred dividend recorded in your financial statements prior to 2010. We note your disclosure on page F-9 concerning your purchase of WDX's preferred stock, and we are requesting that you provide additional disclosures to explain the line item on your consolidated statements of operations titled "Subsidiary preferred dividend attributable to the non-controlling interest."

Note 6 – Acquisitions, page F-16

3.   We note your disclosures concerning your acquisition of a 63% interest in Bio-AMD. We have the following comments:

- Please tell us whether you and Bio-AMD had any shareholders in common prior to your February 25, 2010 acquisition of a 63% interest in Bio-AMD, and if so, tell us the percentage of each company's equity held by such shareholders immediately prior to this acquisition. If you and Bio-AMD were entities under common control prior to your acquisition of Bio-AMD, revise your disclosures to clarify this matter and explain to us in detail how you accounted for this transaction. Refer to the subsections of ASC 805-50 related to transactions between entities under common control.

- If you and Bio-AMD were not entities under common control prior to your acquisition of Bio-AMD, given your statement that at the date of acquisition Bio-AMD had no operations and no assets other than its patents, we assume that you accounted for this transaction as an asset acquisition. Please confirm our understanding, or if our assumption is incorrect, explain to us in detail how you accounted for this transaction and cite the supporting accounting literature upon which you relied. If you accounted for this transaction as an asset acquisition, please explain to us why the acquired patents are not reflected on your consolidated balance sheet. Refer to the subsections of ASC 805-50 related to the acquisition of assets rather than a business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief